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                                                                     EXHIBIT 8.3

                                        November 19, 1999


Board of Trustees
Cambridgeport Mutual Holding Company
Cambridgeport Bank
689 Massachusetts Avenue
Cambridge, Massachusetts 02139

     Re:  Plan of Conversion:  Subscription Rights

Members of the Board of Trustees and Board of Directors:

     All capitalized terms not otherwise defined in this letter have the meanings given such terms in the plan of conversion adopted by the Board of Trustees of Cambridgeport Mutual Holding Company. Pursuant to the plan of conversion, Cambridgeport Mutual Holding Company will convert to Port Financial Corp. ("Port Financial" or the "Holding Company"), a stock holding company, which will 100 percent of the issued and outstanding stock of Cambridgeport Bank.

     We understand that in accordance with the plan of conversion, subscription rights to purchase shares of common stock in the Holding Company are to be issued to: (1) Eligible Account Holders; (2) Supplemental Eligible Account Holders; (3) Tax-qualified employee stock benefit plans of Cambridgeport Bank, including the ESOP of Cambridgeport Bank; and (iv) Employees, officers, directors, trustees and corporators of Cambridgeport Bank or Cambridgeport Mutual Holding Company. Based solely upon our observation that the subscription rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of common stock in the Holding Company at the same price as will be paid by members of the general public in the direct community offering, but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:

     (1)  the subscription rights will have no ascertainable market value; and,
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Board of Trustee
Cambridgeport Mutual Holding Company
Cambridgeport Bank
November 19, 1999                                                        Page 2.

     (2) the price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

     Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Holding Company's value alone. Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.

                                   Sincerely,


                                   /s/ Gregory E. Dunn
                                   ----------------------
                                   Gregory E. Dunn
                                   Senior Vice President